UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

P10, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

69376K106

(CUSIP Number)

Adam W. Finerman, Esq.

BakerHostetler

45 Rockfeller Plaza

New York, New York 10111

(212) 589-4233

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 4, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 69376K106

1	NAMES OF REPORTING PERSONS 210 Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 99,423,970 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,417,397

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,417,397 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5% (3)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

This figure gives effect to the voting power of the Class B common stock, which entitles its holder to ten votes for each share held, until a Sunset becomes effective. A “Sunset” is triggered by any of the earlier of the following: (i) the Sunset Holders (as defined in the amended and restated certificate of incorporation of the Issuer (the “Charter”)) cease to maintain direct or indirect beneficial ownership of 10% of the outstanding shares of Class A Common Stock (determined assuming all outstanding shares of Class B Common Stock have been converted into Class A Common Stock), (ii) the Sunset Holders collectively cease to maintain direct or indirect beneficial ownership of at least 25% of the aggregate voting power of the outstanding shares of Common Stock, and (iii) upon the tenth anniversary of the effective date of the Charter.

(2)	These shares include: (i) 2,750,000 shares of Class A common stock; and (ii) 9,667,397 shares of Class B common stock, all of which may be deemed to be beneficially owned by each Reporting Person.
(3)

Based on the sum of (i) 53,971,647 shares of Class A common stock outstanding as of August 5, 2024, as reported on the Issuer’s Quarterly Report on Form 10-Q, filed on August 9, 2024, plus (ii) 9,667,397 shares of Class B common stock that may be converted by the Reporting Persons into an equivalent number of shares of Class A common stock.

CUSIP No. 69376K106

1	NAMES OF REPORTING PERSONS 210/P10 Acquisition Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 99,423,970 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,417,397

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,417,397 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5% (3)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

This figure gives effect to the voting power of the Class B common stock, which entitles its holder to ten votes for each share held, until a Sunset becomes effective. A “Sunset” is triggered by any of the earlier of the following: (i) the Sunset Holders (as defined in the amended and restated certificate of incorporation of the Issuer (the “Charter”)) cease to maintain direct or indirect beneficial ownership of 10% of the outstanding shares of Class A Common Stock (determined assuming all outstanding shares of Class B Common Stock have been converted into Class A Common Stock), (ii) the Sunset Holders collectively cease to maintain direct or indirect beneficial ownership of at least 25% of the aggregate voting power of the outstanding shares of Common Stock, and (iii) upon the tenth anniversary of the effective date of the Charter.

(2)	These shares include: (i) 2,750,000 shares of Class A common stock; and (ii) 9,667,397 shares of Class B common stock, all of which may be deemed to be beneficially owned by each Reporting Person.
(3)

Based on the sum of (i) 53,971,647 shares of Class A common stock outstanding as of August 5, 2024, as reported on the Issuer’s Quarterly Report on Form 10-Q, filed on August 9, 2024, plus (ii) 9,667,397 shares of Class B common stock that may be converted by the Reporting Persons into an equivalent number of shares of Class A common stock.

CUSIP No. 69376K106

1	NAMES OF REPORTING PERSONS CCW/LAW Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 99,423,970 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,417,397

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,417,397 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5% (3)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

This figure gives effect to the voting power of the Class B common stock, which entitles its holder to ten votes for each share held, until a Sunset becomes effective. A “Sunset” is triggered by any of the earlier of the following: (i) the Sunset Holders (as defined in the amended and restated certificate of incorporation of the Issuer (the “Charter”)) cease to maintain direct or indirect beneficial ownership of 10% of the outstanding shares of Class A Common Stock (determined assuming all outstanding shares of Class B Common Stock have been converted into Class A Common Stock), (ii) the Sunset Holders collectively cease to maintain direct or indirect beneficial ownership of at least 25% of the aggregate voting power of the outstanding shares of Common Stock, and (iii) upon the tenth anniversary of the effective date of the Charter.

(2)	These shares include: (i) 2,750,000 shares of Class A common stock; and (ii) 9,667,397 shares of Class B common stock, all of which may be deemed to be beneficially owned by each Reporting Person.
(3)

Based on the sum of (i) 53,971,647 shares of Class A common stock outstanding as of August 5, 2024, as reported on the Issuer’s Quarterly Report on Form 10-Q, filed on August 9, 2024, plus (ii) 9,667,397 shares of Class B common stock that may be converted by the Reporting Persons into an equivalent number of shares of Class A common stock.

CUSIP No. 69376K106

1	NAMES OF REPORTING PERSONS Covenant RHA Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 99,423,970 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,417,397

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,417,397 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5% (3)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

This figure gives effect to the voting power of the Class B common stock, which entitles its holder to ten votes for each share held, until a Sunset becomes effective. A “Sunset” is triggered by any of the earlier of the following: (i) the Sunset Holders (as defined in the amended and restated certificate of incorporation of the Issuer (the “Charter”)) cease to maintain direct or indirect beneficial ownership of 10% of the outstanding shares of Class A Common Stock (determined assuming all outstanding shares of Class B Common Stock have been converted into Class A Common Stock), (ii) the Sunset Holders collectively cease to maintain direct or indirect beneficial ownership of at least 25% of the aggregate voting power of the outstanding shares of Common Stock, and (iii) upon the tenth anniversary of the effective date of the Charter.

(2)	These shares include: (i) 2,750,000 shares of Class A common stock; and (ii) 9,667,397 shares of Class B common stock, all of which may be deemed to be beneficially owned by each Reporting Person.
(3)

Based on the sum of (i) 53,971,647 shares of Class A common stock outstanding as of August 5, 2024, as reported on the Issuer’s Quarterly Report on Form 10-Q, filed on August 9, 2024, plus (ii) 9,667,397 shares of Class B common stock that may be converted by the Reporting Persons into an equivalent number of shares of Class A common stock.

CUSIP No. 69376K106

1	NAMES OF REPORTING PERSONS RHA Investments, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 99,423,970 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,417,397

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,417,397 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5% (3)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

This figure gives effect to the voting power of the Class B common stock, which entitles its holder to ten votes for each share held, until a Sunset becomes effective. A “Sunset” is triggered by any of the earlier of the following: (i) the Sunset Holders (as defined in the amended and restated certificate of incorporation of the Issuer (the “Charter”)) cease to maintain direct or indirect beneficial ownership of 10% of the outstanding shares of Class A Common Stock (determined assuming all outstanding shares of Class B Common Stock have been converted into Class A Common Stock), (ii) the Sunset Holders collectively cease to maintain direct or indirect beneficial ownership of at least 25% of the aggregate voting power of the outstanding shares of Common Stock, and (iii) upon the tenth anniversary of the effective date of the Charter.

(2)	These shares include: (i) 2,750,000 shares of Class A common stock; and (ii) 9,667,397 shares of Class B common stock, all of which may be deemed to be beneficially owned by each Reporting Person.
(3)

Based on the sum of (i) 53,971,647 shares of Class A common stock outstanding as of August 5, 2024, as reported on the Issuer’s Quarterly Report on Form 10-Q, filed on August 9, 2024, plus (ii) 9,667,397 shares of Class B common stock that may be converted by the Reporting Persons into an equivalent number of shares of Class A common stock.

CUSIP No. 69376K106

1	NAMES OF REPORTING PERSONS Robert Alpert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 764,121 (1)
	8	SHARED VOTING POWER 99,423,970 (2)
	9	SOLE DISPOSITIVE POWER 764,121 (1)
	10	SHARED DISPOSITIVE POWER 12,417,397 (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,181,518
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.9% (4)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	This amount includes 425,093 shares of Class A common stock underlying stock options held by the Reporting Person that are exercisable within 60 days of the date hereof.
(2)

This figure gives effect to the voting power of the Class B common stock, which entitles its holder to ten votes for each share held, until a Sunset becomes effective. A “Sunset” is triggered by any of the earlier of the following: (i) the Sunset Holders (as defined in the amended and restated certificate of incorporation of the Issuer (the “Charter”)) cease to maintain direct or indirect beneficial ownership of 10% of the outstanding shares of Class A Common Stock (determined assuming all outstanding shares of Class B Common Stock have been converted into Class A Common Stock), (ii) the Sunset Holders collectively cease to maintain direct or indirect beneficial ownership of at least 25% of the aggregate voting power of the outstanding shares of Common Stock, and (iii) upon the tenth anniversary of the effective date of the Charter.

(3)	These shares include: (i) 2,750,000 shares of Class A common stock; and (ii) 9,667,397 shares of Class B common stock, all of which may be deemed to be beneficially owned by each Reporting Person.
(4)

Based on the sum of (i) 53,971,647 shares of Class A common stock outstanding as of August 5, 2024, as reported on the Issuer’s Quarterly Report on Form 10-Q, filed on August 9, 2024, plus (ii) 9,667,397 shares of Class B common stock that may be converted by the Reporting Persons into an equivalent number of shares of Class A common stock, plus (iii) 425,093 shares of Class A common stock underlying stock options held by Mr. Alpert that are exercisable as of the date hereof.

CUSIP No. 69376K106

1	NAMES OF REPORTING PERSONS C. Clark Webb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,201,307 (1)
	8	SHARED VOTING POWER 99,423,970 (2)
	9	SOLE DISPOSITIVE POWER 1,201,307 (1)
	10	SHARED DISPOSITIVE POWER 12,417,397 (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,618,704
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.1% (4)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

This amount includes: (i) 425,093 shares of Class A common stock underlying stock options held by the Reporting Person that are exercisable within 60 days of the date hereof; and (ii) 442,064 restricted stock units that are scheduled to vest within 60 days after the date hereof.

(2)

This figure gives effect to the voting power of the Class B common stock, which entitles its holder to ten votes for each share held, until a Sunset becomes effective. A “Sunset” is triggered by any of the earlier of the following: (i) the Sunset Holders (as defined in the amended and restated certificate of incorporation of the Issuer (the “Charter”)) cease to maintain direct or indirect beneficial ownership of 10% of the outstanding shares of Class A Common Stock (determined assuming all outstanding shares of Class B Common Stock have been converted into Class A Common Stock), (ii) the Sunset Holders collectively cease to maintain direct or indirect beneficial ownership of at least 25% of the aggregate voting power of the outstanding shares of Common Stock, and (iii) upon the tenth anniversary of the effective date of the Charter.

(3)	These shares include: (i) 2,750,000 shares of Class A common stock; and (ii) 9,667,397 shares of Class B common stock, all of which may be deemed to be beneficially owned by each Reporting Person.
(4)

Based on the sum of (i) 53,971,647 shares of Class A common stock outstanding as of August 5, 2024, as reported on the Issuer’s Quarterly Report on Form 10-Q, filed on August 9, 2024, plus (ii) 9,667,397 shares of Class B common stock that may be converted by the Reporting Persons into an equivalent number of shares of Class A common stock, plus (iii) 425,093 shares of Class A common stock underlying stock options held by Mr. Webb that are exercisable as of the date hereof, plus (iv) 442,064 restricted stock units that are scheduled to vest within 60 days after the date hereof.

CUSIP No. 69376K106

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends the items included herein that were contained in the Schedule 13D filed on December 20, 2023 (the “Original Schedule 13D”, and together with this Amendment, this “Schedule 13D”) relating to shares of Class A common stock, par value $0.001 per shares, and shares of Class B common stock, par value $0.001 per shares, of P10, Inc., a Delaware corporation (the “Issuer”), filed by: (i) 210/P10 Acquisition Partners, LLC, a Texas limited liability company (“210/P10”); (ii) 210 Capital, LLC, a Delaware limited liability company (“210 Capital”); (iii) Covenant RHA Partners, L.P., a Texas limited partnership (“RHA Partners”); (iv) CCW/LAW Holdings, LLC, a Texas limited liability company (“CCW Holdings”); (v) RHA Investments, Inc., a Texas corporation (“RHA Investments”); (vi) Robert Alpert; and (vii) C. Clark Webb (each, a “Reporting Person” and collectively, the “Reporting Persons”).

On October 4, 2024, the 210 10b5-1 Plan (as defined in the Original Schedule 13D) effected sales that, in the aggregate, resulted in the disposition of beneficial ownership of an amount equal to one percent or more of the outstanding shares Class A common stock of the Issuer. This Amendment is being filed to, among other things, (i) update the information regarding the beneficial ownership of the shares of Class A common stock of the Issuer by the Reporting Persons; and (ii) reflect certain other changes since the Original Schedule 13D.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Original Schedule 13D. Capitalized terms used but not defined in this Amendment shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2.	Identity and Background.

Item 2(c) of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(c)

Mr. Alpert serves as a member of the board of directors of the Issuer. Mr. Webb serves as Executive Vice Chairman of the Issuer and as a member of the board of directors of the Issuer. 210/P10 was formed to invest and support the Issuer’s exit from bankruptcy and subsequent growth. 210 Capital is a registered, non-reporting investment advisor. RHA Partners and CCW Holdings are each personal investment vehicles, and RHA Investments was formed to serve as the general partner of RHA Partners, which is wholly owned by Mr. Alpert.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

Since the filing of the Original Schedule 13D, the Reporting Persons have engaged in transactions in the shares of Class A common stock of the Issuer, including: (i) market sales effected under the 210 10b5-1 Plan adopted by 210/P10 for liquidity and investment purposes; and (ii) the vesting and settlement of compensatory restricted stock units in connection with the termination of the Transition Agreement of Mr. Alpert.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)	The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D (including the footnotes thereto) is incorporated by reference herein.

210/P10 is the direct beneficial holder of the 2,750,000 shares of Class A common stock and 9,667,397 shares of Class B common stock that may be deemed to be beneficially owned by each Reporting Person. The holders of Class B Common Stock may elect to convert on a one-for-one basis into Class A Common Stock at any time.

210/P10 is managed by its sole member, 210 Capital, which is managed by its members RHA Partners and CCW Holdings. Mr. Webb has the power to direct the affairs of CCW Holdings as its sole manager. In addition, RHA Partners is managed by its general partner RHA Investments, and Mr. Alpert has the power to direct the affairs of RHA Investments as its President and sole shareholder. Accordingly, each of 210 Capital, RHA Partners, CCW Holdings, RHA Investments, Mr. Alpert and Mr. Webb may be deemed to beneficially own such shares of Class B common stock. In addition, (i) Mr. Alpert directly holds 339,150 shares of Class A common stock and may be deemed to beneficially own an additional 425,093 shares of Class A common stock issuable upon exercise of exercisable stock options; and (ii) Mr. Webb directly holds 334,150 shares of Class A common stock and may be deemed to beneficially own an additional 442,064 shares of Class A common stock issuable upon vesting of restricted stock units that are scheduled to vest within 60 days after the date hereof and 425,093 shares of Class A common stock issuable upon exercise of exercisable stock options.

However, each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act of 1934, as amended, the beneficial owner of any securities or rights to acquire securities directly held by any other Reporting Person covered by this Schedule 13D.

(c)

Except as described herein and on Appendix A, none of the Reporting Persons have effected any transactions with respect to shares of Class A common stock or Class B common stock of the Issuer in the past 60 days.

(d)

No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of the Class A common stock or Class B common stock of the Issuer held by the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented as follows:

Termination of Executive Transition Agreement

In connection with his resignation as Executive Chairman of the Issuer, Mr. Alpert and the Issuer agreed to the early termination of his Executive Transition Agreement, dated as of October 20, 2023, in each case effective as of June 14, 2024. As a result of the termination, a prorated portion of the restricted stock units granted to Mr. Alpert under his Transition Agreement vested effective June 14, 2024. Mr. Alpert remained as a member of the board of directors.

the resignation of Mr. Alpert as Executive Chairman and appointed CEO and President Luke A. Sarsfield III as Chairman of the Board, in each case, to become effective as of the upcoming annual meeting of stockholders on June 14, 2024. Mr. Alpert will remain on the Board. In connection with Mr. Alpert’s resignation as Executive Chairman, the Company and Mr. Alpert agreed to the early termination of the Executive Transition Agreement, dated as of October 20, 2023, by and between P10 Intermediate Holdings, LLC and Mr. Alpert, effective as of June 14, 2024.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 8, 2024

210/P10 ACQUISITION PARTNERS, LLC
By:	210 Capital, LLC
Its:	Member

By:	/s/ Robert Alpert
Its:	Authorized Signatory

210 CAPITAL, LLC
By:	Covenant RHA Partners, L.P.
Its:	Member

By:	/s/ Robert Alpert
Its:	Authorized Signatory

By:	CCW/LAW Holdings, LLC
Its:	Member

By:	/s/ C. Clark Webb
Its:	Authorized Signatory

CCW/LAW HOLDINGS, LLC

By:	/s/ C. Clark Webb
Its:	Authorized Signatory

COVENANT RHA PARTNERS, L.P.
By:	RHA Investments, Inc.
Its:	Member

By:	/s/ Robert Alpert
Its:	Authorized Signatory

RHA INVESTMENTS, INC.

By:	/s/ Robert Alpert
Its:	President

/s/ Robert Alpert
ROBERT ALPERT

/s/ C. Clark Webb
C. CLARK WEBB

Appendix C

For each Reporting Person listed below, the following table sets forth information regarding transactions involving shares of Class A common stock of the Issuer effected during the 60 days ended October 8, 2024, including the aggregate number of shares disposed of, the date of the transaction, the price per share, the aggregate proceeds and where and how the transaction was effected.

Name	Number and Type of shares of Class A common stock disposed	Date	Price Per Share	Aggregate Proceeds	Where and How the Transaction was Effected
210/P10	33,110	09/13/2024	$10.5380	$0.349 M	Market sale under the 210 10b5-1 Plan
210/P10	129,462	09/16/2024	$10.5281	$1.363 M	Market sale under the 210 10b5-1 Plan
210/P10	106,623	09/17/2024	$10.6627	$1.137 M	Market sale under the 210 10b5-1 Plan
210/P10	13,262	09/18/2024	$10.7518	$0.143 M	Market sale under the 210 10b5-1 Plan
210/P10	217,543	09/19/2024	$10.8211	$2.354 M	Market sale under the 210 10b5-1 Plan
210/P10	2,576	9/26/2024	$11.0000	$0.028 M	Market sale under the 210 10b5-1 Plan
210/P10	247,424	10/4/2024	$11.0517	$2.734 M	Market sale under the 210 10b5-1 Plan